UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                                   (Mark One)

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 1997
                           ---------------------------------------
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


Commission file number     0-20382
                        --------------

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

DANSKIN, INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  DANSKIN, INC.
                               111 W. 40th Street
                               New York, NY 10018

                           DANSKIN, INC. SAVINGS PLAN
                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                  AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1996






                                TABLE OF CONTENTS
                                -----------------



Report of Independent Certified Public
Accountants                                                       F-1 - F-2


Statements of Net Assets Available for Plan
Benefits as of December 31, 1997 and December 31,
1996                                                                    F-3


Statements of Changes in Net Assets Available for Plan
Benefits for the year ended December 31, 1997
And December 31, 1996                                             F-4 - F-5



Notes to Financial Statements                                    F-6 - F-12


Supplemental Schedules:

Item 27(a)  -  Schedule of Assets Held for
Investment Purposes as of December 31, 1997                             S-1

Item 27(d)  -  Schedule of Reportable
Transactions for the year ended December 31, 1997                 S-2 - S-3

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Trustees of
    Danskin, Inc. Savings Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of DANSKIN, INC. SAVINGS PLAN (the "Plan") as of December 31, 1997 and December 31, 1996 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit

We conducted the audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Danskin, Inc. Savings Plan as of December 31, 1997 and December 31, 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed on the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

                                               Grant Thornton LLP

New York, New York
June 12, 1998

               CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS





We consent to the incorporation by reference in the registration statements of Danskin, Inc. on Forms S-8 (Registration Nos. 33-89692 33-53852 and 33-67644) of our report dated June 12, 1998 on our audit of the financial statements and supplemental schedules of Danskin, Inc. Savings Plan as of December 31, 1997 and 1996 and for the years then ended, which report is included in this Annual Report on Form 11-K.


New York, New York
June 12, 1998

                           DANSKIN, INC. SAVINGS PLAN


    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
                  AS OF DECEMBER 31, 1997 AND DECEMBER 31, 1996

                                                                                           Participant Directed
                                                                                           --------------------
                                                                             Travelers Insurance            Fidelity  Advisor
                                                    Treasury                Capital Preservation            Growth Opportunity
                                                   Trust Fund                       Fund                        Portfolio
                                                   ----------                       ----                        ---------
                                             12/31/97      12/31/96      12/31/97           12/31/96      12/31/97     12/31/96
                                             --------      --------     ----------         ----------    ----------   ----------
Assets:
  Investments (See Note 2):
     Pooled funds                                                       $2,120,828         $2,250,901
       (cost $2,120,828 and $2,250,901
       respectively)
     Mutual funds                                                                                        $2,291,246   $1,899,143
        (cost $3,686,708 and $3,538,760
        respectively)
     Danskin, Inc. common stock
         (110,125 shares and 82,255 shares,
         cost $293,447 and $284,874,
         respectively)
                                             --------      --------     ----------         ----------    ----------   ----------
                                                                         2,120,828          2,250,901     2,291,246    1,899,143
                                             --------      --------     ----------         ----------    ----------   ----------

Receivables:
    Loans receivable from participants
                                             --------      --------     ----------         ----------    ----------   ----------
                                                                                 0                  0             0            0
                                             --------      --------     ----------         ----------    ----------   ----------

Cash and cash equivalents                    $213,912      $175,778
                                             --------      --------     ----------         ----------    ----------   ----------
                                              213,912       175,778      2,120,828          2,250,901     2,291,246    1,899,143

Liabilities:
    Due to withdrawn participants
                                             --------      --------     ----------         ----------    ----------   ----------

Net assets available for plan benefits       $213,912      $175,778     $2,120,828         $2,250,901    $2,291,246   $1,899,143
                                             ========      ========     ==========         ==========    ==========   ==========


                              Participant Directed
                              --------------------
     Fidelity Advisor             Danskin, Inc.             MFS Service
        High  Yield               Company Stock           Trust Emerging
           Fund                      Fund                  Growth Fund
           ----                      ----                  -----------
   12/31/97     12/31/96     12/31/97     12/31/96      12/31/97     12/31/96
   --------     --------      -------     --------    ----------     --------
   $744,481     $701,206                              $1,050,027     $883,442

                              $55,063     $191,824

   --------     --------      -------     --------    ----------     --------
    744,481      701,206       55,063      191,824     1,050,027      883,442
   --------     --------      -------     --------    ----------     --------



   --------     --------      -------     --------    ----------     --------
          0            0            0            0             0            0
   --------     --------      -------     --------    ----------     --------


   --------     --------      -------     --------    ----------     --------
    744,481      701,206       55,063      191,824     1,050,027      883,442



   --------     --------      -------     --------    ----------     --------

   $744,481     $701,206      $55,063     $191,824    $1,050,027     $883,442
   ========     ========      =======     ========    ==========     ========


        Vanguard Index            Participant Loan
             Fund                        Fund                    Total
             ----                        ----                    -----
   12/31/97       12/31/96      12/31/97     12/31/96     12/31/97     12/31/96
   --------       --------      --------     --------   ----------   ----------
                                                        $2,120,828   $2,250,901

   $516,877       $375,571                               4,602,631    3,859,362

                                                            55,063      191,824

   --------       --------      --------     --------   ----------   ----------
    516,877        375,571             0            0    6,778,522    6,302,087
   --------       --------      --------     --------   ----------   ----------


                                $187,217      177,280      187,217      177,280
   --------       --------      --------     --------   ----------   ----------
          0              0       187,217      177,280      187,217      177,280
   --------       --------      --------     --------   ----------   ----------

                                                           213,912      175,778
   --------       --------      --------     --------   ----------   ----------
    516,877        375,571       187,217      177,280    7,179,651    6,655,145



   --------       --------      --------     --------   ----------   ----------

   $516,877       $375,571      $187,217     $177,280   $7,179,651   $6,655,145
   ========       ========      ========     ========   ==========   ==========


The accompanying notes are an integral part of the financial statements.

Statement of Changes in Net Assets
    Available for Plan Benefits
        For the Year Ended
         December 31, 1997

                                                    Travelers
                                                    Insurance     Fidelity      Fidelity
                                       Treasury      Capital    Advisor Growth  Advisor
                                         Trust     Preservation  Opportunity   High Yield
                                         Fund          Fund       Portfolio       Fund
                                         ----          ----       ---------       ----
                                       12/31/97      12/31/97     12/31/97      12/31/97
                                       --------      --------     --------      --------
Net assets available for plan benefits
    beginning of year                   $175,778   $2,250,901    $1,899,143     $701,206

Additions (deductions) to (from) net
  assets attributed to:

     Net unrealized (depreciation)
     appreciation in fair value of
     investments                               0            0       338,666       19,959
      Realized gains (losses)                  0          801       163,629       23,318
       Interest and dividends              5,548      111,789        23,729       46,912
                                        --------   ----------    ----------     --------
                                           5,548      112,590       526,024       90,189
                                        --------   ----------    ----------     --------

Contributions:
    Employer                                   0       33,185        34,689       17,047
     Employee                                  0      157,778       176,880       79,420
     Rollovers                                 0            0         7,648        5,099
                                        --------   ----------    ----------     --------
                                               0      190,963       219,217      101,566
                                        --------   ----------    ----------     --------
                 Total additions           5,548      303,553       745,241      191,755
                                        --------   ----------    ----------     --------

Deductions from net assets attributed t
    Withdrawals                                0      312,697       281,015      126,374
     Forfeitures                               0        3,194         4,684        1,423
                                        --------   ----------    ----------     --------
                                               0      315,891       285,699      127,797
                                        --------   ----------    ----------     --------

Transfers between funds, net              32,586     (117,735)      (67,439)     (20,683)

Net increase (decrease) in net assets
available for plan benefits               38,134     (130,073)      392,103       43,275
                                        --------   ----------    ----------     --------
Net assets available for plan benefits
    end of year                         $213,912   $2,120,828    $2,291,246     $744,481
                                        ========   ==========    ==========     ========



                MFS Service
                   Trust
 Danskin, Inc.    Emerging     Vanguard    Participant
 Company Stock     Growth       Index         Loan
     Fund           Fund         Fund         Fund         Total
     ----           ----         ----         ----         -----
   12/31/97       12/31/97     12/31/97     12/31/97      12/31/97
   --------       --------     --------     --------      --------
     $191,824     $883,442     $375,571      $177,280   $6,655,145






     (145,334)     150,264       85,832             0      449,387
      (28,215)      41,010       28,630             0      229,173
            0            0        4,298         5,116      197,392
    ---------   ----------     --------      --------   ----------
     (173,549)     191,274      118,760         5,116      875,952
    ---------   ----------     --------      --------   ----------


       51,971       27,444       13,781             0      178,117
        8,506      134,259       64,370             0      621,213
            0            0       12,746             0       25,493
    ---------   ----------     --------      --------   ----------
       60,477      161,703       90,897             0      824,823
    ---------   ----------     --------      --------   ----------
     (113,072)     352,977      209,657         5,116    1,700,775
    ---------   ----------     --------      --------   ----------


       11,494      147,652      275,834             0    1,155,066
        2,047        1,877        7,978             0       21,203
    ---------   ----------     --------      --------   ----------
       13,541      149,529      283,812             0    1,176,269
    ---------   ----------     --------      --------   ----------

      (10,148)     (36,863)     215,461         4,821            0


     (136,761)     166,585      141,306         9,937      524,506
    ---------   ----------     --------      --------   ----------

      $55,063   $1,050,027     $516,877      $187,217   $7,179,651
    =========   ==========     ========      ========   ==========


The accompanying notes are an
integral part of the financial statements.

                       Statement of Changes in Net Assets
                           Available for Plan Benefits
                          For the year ended Travelers
                                December 31, 1996

                                                                                            Travelers
                                                                 Liquid Assets              Insurance
                                        Liquid Assets   Treasury    Company      Capital      Capital    Conservative
                                            Holding       Trust  Stock Holding Preservation Preservation    Equity
                                            Account       Fund      Account        Fund         Fund         Fund
                                            -------       ----      -------        ----         ----         ----
                                           12/31/96     12/31/96   12/31/96     12/31/96     12/31/96     12/31/96
                                           --------     --------   --------     --------     --------    ----------
Net assets available for plan benefits
    beginning of year                     $173,552           $0       $2,813   $2,927,504           $0    $1,424,163

Additions (deductions) to (from) net
  assets attributed to:

     Net unrealized (depreciation)
     appreciation in fair value of
     investments                                 0            0            0            0            0             0
      Realized gains (losses)                    0            0            0         (391)           0        (5,114)
       Interest and dividends                2,233        3,312          283       89,679       58,328        15,125
                                          --------     --------       ------   ----------   ----------    ----------
                                             2,233        3,312          283       89,288       58,328        10,011
                                          --------     --------       ------   ----------   ----------    ----------

Contributions:
    Employer                                     0            0            0       21,331       20,396        11,304
     Employee                                    0            0            0      101,162       97,556        75,442
     Rollovers                                   0            0            0          365            0         6,772
                                          --------     --------       ------   ----------   ----------    ----------
                                                 0            0            0      122,858      117,952        93,518
                                          --------     --------       ------   ----------   ----------    ----------
                 Total additions             2,233        3,312          283      212,146      176,280       103,529
                                          --------     --------       ------   ----------   ----------    ----------

Deductions from net assets attributed to:
    Withdrawals                                  0            0            0      244,517      102,038        80,226
     Forfeitures                                 0            0            0        5,930        2,186           655
                                          --------     --------       ------   ----------   ----------    ----------
                                                 0            0            0      250,447      104,224        80,881
                                          --------     --------       ------   ----------   ----------    ----------

Transfers between funds, net              (175,785)     172,466       (3,096)  (2,889,203)   2,178,845    (1,446,811)

Net increase (decrease) in net assets
available for plan benefits               (173,552)     175,778       (2,813)  (2,927,504)   2,250,901    (1,424,163)
                                          --------     --------       ------   ----------   ----------    ----------
Net assets available for plan benefits
    end of year                                 $0     $175,778           $0           $0   $2,250,901            $0
                                          ========     ========       ======   ==========   ==========    ==========


                                                          MFS Service
   Fidelity                    Fidelity                      Trust
Advisor Growth                 Advisor     Danskin, Inc.    Emerging    Aggressive    Vanguard    Participant
Opportunity        Income     High Yield   Company Stock     Growth       Equity       Index         Loan
   Portfolio        Fund         Fund          Fund           Fund         Fund         Fund         Fund         Total
   ---------        ----         ----          ----           ----         ----         ----         ----         -----
   12/31/96       12/31/96     12/31/96      12/31/96       12/31/96     12/31/96     12/31/96     12/31/96      12/31/96
   --------       --------     --------      --------       --------     --------     --------     --------      --------
          $0     $741,636            $0       $314,933            $0     $247,536           $0      $119,059     $5,951,196





     176,902            0        12,845       (131,648)       91,437            0       40,219             0        189,755
       2,440      (20,753)          907        (33,648)            0        7,419            5             0        (49,135)
     100,947       25,358        37,223              0        10,603            0        5,547         8,587        357,225
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------
     280,289        4,605        50,975       (165,296)      102,040        7,419       45,771         8,587        497,845
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------


      26,120        8,685        10,003        104,282        16,221        9,020        5,615             0        232,977
     101,289       38,602        44,388         18,060        79,716       42,565       25,065             0        623,845
         828       11,286             0            182           497        4,696          331             0         24,957
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------
     128,237       58,573        54,391        122,524        96,434       56,281       31,011             0        881,779
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------
     408,526       63,178       105,366        (42,772)      198,474       63,700       76,782         8,587      1,379,624
  ----------   ----------    ----------     ----------    ----------                ----------                   ----------


      68,306       77,575        22,962         27,881        20,158          663          917             0        645,243
       6,295          408         1,178          8,632         5,063           85            0             0         30,432
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------
      74,601       77,983        24,140         36,513        25,221          748          917             0        675,675
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------

   1,565,218     (726,831)      619,980        (43,824)      710,189     (310,488)     299,706        49,634              0


   1,899,143     (741,636)      701,206       (123,109)      883,442     (247,536)     375,571        58,221        703,949
  ----------   ----------    ----------     ----------    ----------   ----------   ----------    ----------     ----------

  $1,899,143           $0      $701,206       $191,824      $883,442           $0     $375,571      $177,280     $6,655,145
  ==========   ==========    ==========     ==========    ==========   ==========   ==========    ==========     ==========


The accompanying notes are an
integral part of the financial statements.

                           DANSKIN, INC. SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  Description of Plan

    The following description of the Danskin, Inc. (The "Company" or "Sponsor") Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is a defined contribution plan subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan became effective July 22, 1986 and was established to provide deferred compensation to all non-union, full-time salaried employees following attainment of age 21, and all nonunion part-time salaried employees following completion of "Eligibility Service", as defined in the Plan document.

    Contributions:

    Each participant may elect to contribute to the Plan by any whole percentage between 1% and 15%. Employee contributions up to 6% of the employee's salary are matched by the Company at a rate of 25%. The Company may, at its discretion, make an additional annual contribution to the Plan which is allocated to employees based upon their compensation. Effective January 1, 1994, the Plan was amended to allow such discretionary contributions to be made in cash or in shares of Danskin, Inc. Common Stock. These employee, Company match and discretionary Company contributions are all deposited in the investment programs made available by the Plan in multiples of 10% as directed by the participant. In the case of discretionary contributions made in shares of Danskin, Inc. Common Stock, such contribution is deposited in the Danskin, Inc. Company Stock Fund. Such election by the participant may be revised on a monthly basis. In addition, the participant may transfer assets among funds as of the first of the month, but no more often than once every three consecutive months.

    Any amounts forfeited by terminated participants are used to reduce Company matching contributions. For the year ended December 31, 1997 and 1996 respectively , approximately $21,203 and $30,432 were forfeited and used to reduce the Company match.

    Allocations and Vesting:

    Investment income by fund is allocated to individual accounts monthly based on the proportion each account bears to the total of all account balances within the Fund which earned the income.

    Plan participants are at all times 100% vested in the value of their contributions and rollover accounts. Participants who were eligible participants on June 30, 1989 are 100% vested in the value of their Company match and discretionary Company contributions. For employees who became eligible participants in the Plan after June 30, 1989, all company-matching contributions vest in accordance with the following schedule:


            Years of Company Service            Percentage Vested
            ------------------------            -----------------
                  Less than 3                           0%
                      3                                33%
                      4                                66%
                      5                               100%


    Participants also become 100% vested in their Company match and discretionary Company contribution accounts upon termination of employment due to death or disability, retirement or termination of the Plan.

    Upon termination of employment, any portion of a participant's company-matching account that is not vested is forfeited. Forfeitures are used to reduce subsequent Company contributions.

    Benefit Distributions:

    Upon termination for any reason, participants are entitled to all of their vested balances in a lump sum payment, or with respect to the Danskin, Inc. Company Stock Fund, may elect to receive that portion of their distribution in shares of Company stock.

    The Plan includes a loan feature whereby participants may borrow up to 50% of their vested account balances (minimum $1000, maximum $50,000). Such loans are at the discretion of the Employee Benefits Committee and are repayable within five years (up to ten years for loans to buy a primary residence) and bear interest at a rate in conformity with Department of Labor Regulations. The Plan also includes a provision for withdrawals under certain circumstances, as defined in the Plan, under which participants may withdraw all or a portion of their vested account balances. Under the Plan, a participant may not replace any amounts voluntarily withdrawn.

    The Company has the right to modify or amend the Plan in whole or in part at any time, provided such amendment does not reduce accrued benefits.

2.  Summary of Significant Accounting Policies

    a) Basis of Presentation:

       The accompanying financial statements have been prepared on the accrual basis of accounting, however, obligations for withdrawals and distributions are recorded when paid.

    b) Valuation of Investments:

       Investments included in the Statements of Net Assets Available for Plan Benefits are recorded in the following manner:

       Travelers Insurance Capital Preservation Fund - Twelve month instruments bearing interest at market rates which are valued at cost which approximates market.

       Fidelity Advisor Growth Opportunities Portfolio - at fair value based on quotation from NASDAQ.

       Fidelity Advisor High Yield Fund - at fair value based on quotation from NASDAQ.

       MFS Service Trust Emerging Growth Fund - at fair value based on quotation from NASDAQ.

       Vanguard Index Fund - at fair value based on quotation from NASDAQ.

       Danskin, Inc. Company Stock Fund - at fair value based on quoted market price from the Bulletin Boards (pink slips).

    c) Administrative Expenses:

       Administrative expenses incurred by the Plan have been absorbed by the Sponsor of the Plan. Such administrative expenses are not significant to the accompanying financial statements. Beginning January 1, 1998 , these expenses will be absorbed by the Plan.

    d) Use of Estimates:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

    e) Risks and Uncertainties:

       The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.  Treasury Trust Fund

    All investment and withdrawal activity is processed through liquid assets holding accounts held by the Trustee. Such accounts are considered cash equivalents and all funds deposited remain for periods not to exceed ninety days. These accounts are not participant directed investment options, but rather a flow-through vehicle for processing investment and withdrawal activity.

4.  Investment Funds

    The plan offers six investment funds. The Travelers Insurance Capital Preservation Fund invests in twelve month instruments. The Fidelity Advisor Growth Opportunity Portfolio consists of investments in common and preferred stocks of various companies. The Fidelity Advisor High Yield Fund primarily invests in U.S. Government securities and bonds. The Danskin, Inc. Company Stock Fund invests in the common stock of Danskin, Inc. purchased either from the Company or in the market at prevailing market rates. The MFS Service Trust Emerging Growth Fund, consists of common stocks of emerging smaller size companies with new or innovative products and the Vanguard Index Fund invests in the common stock of companies included in the Standard & Poor's 500 index.

    Participants may reinvest their contributions, matching company contributions, discretionary company contributions and rollover contributions in multiple of 10% in any combination among these funds.

    The number of participants in each fund was as follows:

                                                        Dec          Dec. 31
                                                        1997          1996
                                                        ----         -------
Travelers Insurance Capital Preservation Fund            194           205

Fidelity Advisor Growth Opportunities Portfolio          170           180

Fidelity Advisor High Yield Fund Class B                 123           121

MFS Service Trust II Emerging Growth Fund Class A        128           128

Vanguard Index Fund                                       89            58

Danskin, Inc. Company Stock Fund                         263           223

5.  Termination of the Plan

    Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, may terminate the Plan for any reason and at any time subject to the provisions of ERISA. Upon termination of the Plan, the rights of participants to the benefits accrued under the Plan to the date of termination become fully vested.

6.  Tax Status

    The Plan is intended to be qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under Section 501(a) of the Code. The Plan received a favorable IRS determination letter dated February 2, 1996. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.  Accounting for Distribution to Withdrawn Participants

    All amounts elected to be withdrawn by participants are recorded only when disbursed by the Plan. As of December 31, 1997 and December 31, 1996, $173,357 and $342,745 respectively, has been allocated to accounts of persons who have withdrawn from participation in the earnings and operations of the Plan, but for which disbursement of these funds from the Plan has not yet been made.

    The following is a reconciliation of net assets available for plan benefits reported on the financial statements to the Form 5500:

                                              December 31,       December 31,
                                                 1997               1996
                                              ------------       ------------
 Net assets available for plan
 benefits per the financial
 statements                                   $7,179,651         $6,655,145

 Amounts allocated to withdrawing
 participants                                   (173,357)          (342,745)
                                              ----------         ----------
 Net assets available for plan
 benefits per the Form 5500                   $7,006,294         $6,312,400
                                              ==========         ==========

    The following is a reconciliation for withdrawals per the financial statement to the Form 5500:

                                             Year Ended         Year Ended
                                            Dec. 31, 1997      Dec. 31, 1996
                                            -------------      -------------
Withdrawals per the financial
statements                                   $1,155,066           $645,243

 Add: Current Amounts allocated to
 withdrawals.                                  $173,357           $342,746

 Less prior year withdrawal allocations        (342,745)           (13,020)
                                             ----------           --------

 Withdrawals per the Form 5500               $  985,676           $974,969
                                             ==========           ========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for claims processed and approved for payment prior to December 31, 1997 and December 31, 1996, but not yet paid as of that date.



8.  Plan Amendments

    Effective August 1, 1997, future contributions to the plan may not be invested in the Danskin Inc. Company Stock Fund.

                           DANSKIN, INC. SAVINGS PLAN
                       EMPLOYER IDENTIFICATION #72-1284179
                                    PLAN #001

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              FORM 5500, ITEM 27(a)

                             AS OF DECEMBER 31, 1997
                             -----------------------

                                   No. of
                                   Shares/
                                  Par Value          Cost           Market Value
                                  ---------          ----           ------------
Pooled Funds
------------
TravelTravelers Insurance
Capital Preservation Fund         2,120,828       $2,120,828         $2,120,828


Mutual Funds
------------
Fidelity Advisor Growth
Opportunity                          53,975       $1,775,678         $2,291,246

Fidelity Advisor High
Yield Fund                           59,180         $711,677           $744,481


MFS Service Trust II --
Emerging Growth Fund Class A         29,022         $808,526         $1,050,027

Vanguard Index Fund                   5,739         $390,827           $516,877

Common Stock
------------
Danskin, Inc.                       110,125         $293,447            $55,063
                                                  ----------         ----------

           Total Investments                      $6,100,983         $6,778,522

Loan Receivable 8 - 8 1/2%                           187,217            187,217

Cash and Cash Equivalents           213,912         $213,912           $213,912
                                                  ----------         ----------

Total Assets Held for
Investment Purposes                               $6,502,112         $7,179,651
                                                  ==========         ==========

                           DANSKIN, INC. SAVINGS PLAN
                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500 ITEM 27(d)

                        FOR THE YEAR ENDED DECEMBER 1997
                        --------------------------------


                               SINGLE TRANSACTIONS
                               -------------------


                  There were no reportable single transactions.

                           DANSKIN, INC. SAVINGS PLAN
                     SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                              FORM 5500 ITEM 27(d)

                        FOR THE YEAR ENDED DECEMBER 1997
                        --------------------------------

      SERIES OF TRANSACTIONS IN THE SAME SECURITY AND WITH THE SAME PERSON

                                                                      Net Gain
Description                   Purchase        Sales        Cost       (or Loss)
-----------                   --------        -----        ----       ---------
Cash and Cash Equivalents
-------------------------

Trust for Federal
Securities
Treasury Trust Fund           1,329,939     1,282,259    1,282,259
Number of Transaction                70            29


Sumitomo Bank of
California
Money Market Premium
Account                         684,599       743,702      684,599      59,103
Number of Transactions               15            17



There were no reportable series of non-security transactions with the same person.

Pursuant to the requirement of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Danskin, Inc. Savings Plan by the undersigned thereunto duly authorized.



DANSKIN, INC. SAVINGS PLAN




By: _____________________________
    Beverly Eichel
    Chairperson of the Employee
    Benefits Committee


    Dated